

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 14, 2017

<u>Via E-Mail</u>
Mr. William H. Schmidt, Jr.
Executive Vice President, General Counsel, and Secretary
Enviva Partners, LP
Enviva Partners Finance Corp.
7200 Wisconsin Avenue, Suite 1000
Bethesda, MD 20814

> **Re: Enviva Partners, LP**
> **Enviva Partners Finance Corp.**
> **Registration Statement on Form S-4**
> **Filed November 9, 2017**
> **File No. 333-221453**

Dear Mr. Schmidt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: <u>Via E-Mail</u>

Mr. William H. Schmidt, Jr.
Enviva Partners, LP
Enviva Partners Finance Corp.
November 14, 2017
Page 2

        E. Ramey Layne, Esq.
        Vinson & Elkins, L.L.P.
        1001 Fannin, Suite 2500
        Houston, TX 77002-6760